UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Invacare Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Steven H. Rosen

Azurite Management LLC

25101 Chagrin Boulevard, Suite 350

Cleveland, OH 44122

(216) 292-4535

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Explanatory Note

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on May 2, 2022, as amended to date (the “Schedule 13D”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows.

August 2024 Indication of Interest

On August 20, 2024, Azurite Management, LLC (“Azurite”) delivered a letter (the “August 2024 Indication of Interest”) to the board of directors (the “Board”) of Invacare Holdings Corporation, a Delaware corporation (the “Issuer”), in which Azurite offered to acquire 100% of the stock of certain North American subsidiaries of the Issuer, subject to the terms and conditions contained in the August 2024 Indication of Interest.

The foregoing description of the August 2024 Indication of Interest does not purport to be complete and is qualified in its entirety by reference to the full text of the August 2024 Indication of Interest, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

General

In connection with the delivery of the August 2024 Indication of Interest, the Reporting Persons have discussed and explored, and expect to continue to discuss and explore, various potential alternatives with respect to their investment in the Issuer. The Reporting Persons discussions with the Issuer regarding the August 2024 Indication of Interest could lead to one or more subsequent revised or alternative proposals.

The Reporting Persons may, at the same time or subsequently, also explore other strategic alternatives, including but not limited to: different kinds of corporate transactions involving the Issuer and its securities, such as sales or acquisitions of shares, assets or businesses of the Issuer, including sales to affiliates of the Reporting Persons; engaging with third parties to pursue other strategic transactions, including, but not limited to, the acquisition of all or substantially all of the outstanding capital stock of the Issuer or other transactions that leads to a de-listing or de-registration of the Common Stock; or other business combination transactions such as a merger, reorganization, or other material transaction. However, there can be no guarantee that any such proposal will be accepted by the Issuer or successfully consummated.

To facilitate their consideration of such matters, the Reporting Persons have retained consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

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The Reporting Persons intend to engage in communications, discussions and negotiations with members of management and of the Board, and their legal, financial, accounting and other advisors; potential partners and counterparties in any transaction; current or prospective stockholders of the Issuer; and other relevant parties, regarding the various alternatives that may from time to time be under consideration by the Reporting Persons and/or their affiliates.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s management, business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Other than as described above, none of the Reporting Persons currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

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Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

7*	August 2024 Indication of Interest, dated August 20, 2024.

*

Certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission under a confidential treatment request pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

CUSIP No. N/A	13D	Page 4 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2024

Steven H. Rosen

/s/ Steven H. Rosen

Azurite Management LLC

By:	/s/ Steven H. Rosen
Name:	Steven H. Rosen
Title:	Manager